FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of September, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit No. 1   - Director/PDMR Shareholding dated 1 September 2006
Exhibit No. 2   - Holding(s) in Company dated 6 September 2006
Exhibit No. 3   - Transaction in Own Shares dated 11 September 2006
Exhibit No. 4   - Analyst & Investor Site Visit dated 28 September 2006
Exhibit No. 5   - Holding(s) in Company dated 29 September 2006
Exhibit No. 1
September 1, 2006

Dear Sirs

HANSON PLC - DIRECTORS' SHARE INTERESTS

1.       I have today been notified by J C Nicholls, a director of the Company, that on September 1, 2006 he exercised options over
         Hanson ordinary shares under the Share Option Plan as detailed below.  Those options with a subscription price of 473.3p per share were granted on May 15, 2001, of 461.75p per share were granted on March 1, 2002 and of 290.4p per share were granted
         March 1, 2003.

         Mr Nicholls exercised options over 24,000, 17,325 and 71,349 ordinary shares for a cash payment calculated on the difference between the market price of 671.5p per share and the subscription prices of 473.3p, 461.75p and 290.4p per share, respectively.

2.       I have also today been notified by Mr Nicholls that, subsequent to his wife leaving the employment of the Company on August
         31, 2006 and the exercises of options outlined above, his beneficial interests in ordinary shares in the Company are now as follows:-

         ------------------------------------------------------ ---------------------------------------
                                                                            Number of shares
         ------------------------------------------------------- --------------------------------------
         ------------------------------------------------------ ---------------------------------------

         ------------------------------------------------------- --------------------------------------
         ------------------------------------------------------ ---------------------------------------
         Ordinary shares                                                         140,552
         ------------------------------------------------------- --------------------------------------
         ------------------------------------------------------ ---------------------------------------

         ------------------------------------------------------- --------------------------------------
         ------------------------------------------------------ ---------------------------------------
         Conditional interest under long term incentive plans                    241,160
         ------------------------------------------------------- --------------------------------------
         ------------------------------------------------------ ---------------------------------------

         ------------------------------------------------------- --------------------------------------
         ------------------------------------------------------ ---------------------------------------
         Options over ordinary shares                                            172,058
         ------------------------------------------------------- --------------------------------------

         This announcement is intended to satisfy obligations under both the Disclosure Rules 3.14R(1) and S329 of the Companies Act
         1985.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC
Exhibit No. 2
Hanson PLC

September 6, 2006

Holding in Company

Hanson PLC has received notification today that as of September 1, 2006, Barclays PLC no longer has a notifiable interest in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Exhibit No. 3
Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO,
Bank N.V., London Branch.

Date of purchase: 11 September 2006

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 644.49p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 24,645,000 of its ordinary shares in treasury and has
712,323,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  Hoare Govett Limited
                  Tel: +44 (0)20 7678 8000

Exhibit No. 4

Hanson PLC

September 28, 2006

Analyst and investor UK site visit

Alan Murray, Chief Executive of Hanson PLC, will today be hosting an analyst and investor site visit to some of Hanson's operations around London, UK.

The visit will cover both Aggregates, including Civil and Marine, and Building
Products.

The purpose of the visit is to provide analysts and investors with an enhanced understanding of Hanson Aggregates and Hanson Building Products UK, in
particular with regard to strategy and operations. Any comments on current trading will be consistent with Hanson's interim results on August 2, 2006.

A copy of the presentation material used during the visit will be available on
Hanson's website (www.hanson.biz) from 8am today.

Inquiries:

Nick Swift / Catherine Garland
Hanson PLC
Tel: +44 (0) 20 7245 1245

Notes about Hanson:

  Hanson is one of the world's leading heavy building materials companies. It is one of the largest producers of aggregates - crushed rock, sand and gravel - and also one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.

  Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.

  Register for Hanson's e-mail distribution for press releases and notification of the publication of corporate reports via www.hanson.biz.

  High resolution Hanson images are available for the media to view and download free of charge from www.vismedia.co.uk. High-resolution images are also available from www.hanson.biz

Forward-looking statements made in the presentations involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

Exhibit No. 5

Hanson PLC

September 29, 2006

Holding in Company

Hanson PLC has received notification today that Zurich Financial Services and its Group have a notifiable interest in 28,588,836 shares representing 4.01% of the issued share capital, excluding shares held in treasury, of the Company.

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   October 2, 2006